UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.

(Translation of registrant’s name into English)

10 Habarzel Street, Building C, 10th Floor, Tel-Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Chemomab Therapeutics Ltd. (the “Company”) hereby furnishes under this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) the following: (i) unaudited condensed consolidated financial statements of the Company as of and for the three and six-months ended June 30, 2026, as Exhibit 99.1 to this Form 6-K; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes the Company’s operational and financial condition and results of operations as of and for the three and six-month period ended June 30, 2026, as Exhibit 99.2 to this Form 6-K; and (iii) a press release, dated August 19, 2026, titled “Chemomab Therapeutics Announces Second Quarter 2026 Financial Results and Provides a Corporate Update,” as Exhibit 99.3 to this Form 6-K.

Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into Company’s Registration Statements on Form F-3 (File No. 333-275002 and No. 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2026.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.3	Press Release dated August 19, 2026, titled “Chemomab Therapeutics Announces Second Quarter 2026 Financial Results and Provides a Corporate Update”.

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Unaudited Interim Consolidated Balance Sheets, (ii) Unaudited Interim Consolidated Statements of Operations, (iii) Unaudited Interim Consolidated Statements of Comprehensive Loss, (iv) Unaudited Consolidated Statements of Redeemable Convertible Preferred Shares and Changes in Shareholders’ Equity (v) Unaudited Consolidated Statements of Cash Flows and (vi) related notes to these consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: August 19, 2026	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer